September 25, 2008

VIA EDGAR

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:          United Western Bancorp, Inc.
File No. 0-21231
Form 10-K for the period ended December 31, 2007
Forms 10-Q for the periods ended March 31 and June 30, 2008

Dear Mr. Vaughn:

We received your letter of September 11, 2008, which contained selected comments on the filings described above.  We offer the responses documented below to your comments including drafts of our proposed revisions to future filings, which we have presented by revising the historical information that you reviewed.

In our response we have included your comments herein in italics to facilitate your review of this letter.

Form 10-K
Financial Statements
General

1.	Please revise future filings to clearly disclose loans held for sale on the face of the balance sheet. Refer to paragraph 28 of SFAS 65.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Response:
Our decision effective December 31, 2007, to present loans in our financial statements grouped between community bank loans and wholesale loans was intended to better align the communication of the financial position and results of United Western Bancorp, Inc. (the “Company”) through the eyes of management.  This was the result of the transition of our business plan from principally a wholesale banking franchise that acquired its assets in the secondary market, to a community banking enterprise in which we work with our customers, which transition commenced in December 2005.  Since we manage the Company in this fashion we believed it was a better presentation to the prior loans held for sale and loans held for investment financial model.

Our banking subsidiary, United Western Bank, is reported as one segment.  Management over the last two years has transitioned operations from wholesale banking to a community bank platform.  Accordingly, management disclosed community bank loans separately from wholesale loans to allow the reader to understand the transition process undertaken by the bank from management’s perspective.

We disclosed information about loans held for sale and loans held for investment separately in the notes to the financial statements, an approach we felt fulfilled the spirit of paragraph 28 of SFAS 65.  Subsequent to year end, in connection with the financial statements and notes included in the June 30, 2008 Form 10-Q we further enhanced the disclosure of loans held for sale and loans held to maturity by providing tables of the components to make this easier for readers to understand the nature of the assets in each category.

As requested and as shown below please find a pro forma revised presentation of the balance sheet line item for loans held for sale on the face of the balance sheet.  In addition, we have provided a pro forma revised presentation of the balance sheet line item for loans held for investment, and will disclosed as such prospectively.

	December 31, 2007	December 31, 2006
Loans held for sale, net of allowance for credit losses of $2,438, and $2,531, respectively.	369,071	444,120
Loans held for investment, net of allowance for credit losses of $8,000, and $6,231, respectively.	885,710	711,601

2.	Please revise future filings to clearly disclose the allowance for loan and lease losses on the face of the balance sheets. Refer to Rule 9-03.7 of Article 11 of Regulation S-X.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Response:
As shown above in the table included in the response to item 1, the pro forma revised presentation of the balance sheet line item of loans held for investment discloses the allowance for credit losses on the face of the balance sheet in accordance with Rule 9-03.7 of Article 11 of Regulation S-X and will prospectively in future filings.

3.
Please revise future filings to separately disclose gross gains and losses on the sales of loans held for sale and available for sale investment securities.  Refer to SOP 01-6 and SFAS 115.  Please provide us this information for all periods presented, including interim periods for fiscal 2008.

Response:
The pro forma revised presentation of the income statement for the years ended December 31, 2007, 2006 and 2005 which discloses separately gain on sale of loans held for sale, gains on sale of securities available for sale and gains on trading securities as follows:

	For the years ended December 31,
Noninterest income:	2007	2006	2005
Gain on sale of loans held for sale	2,124	640	1,511
(Loss) gain on trading securities	–	(229)	613
Gain (loss) on sale of available for sale investment securities	98	274	(122)

For the six months ended June 30, 2008 and 2007, the Company realized gain on sale solely from the sale of originated SBA loans held for sale and in all cases there was a gain on sale, there were no losses.  Prospectively, we will disclose in the appropriate footnote gross gains and losses on sale of loans and securities.  We will present the information shown in the table below:

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

	Quarter ended		Year ended
	30-Jun-08	31-Mar-08	31-Dec-07	31-Dec-06	31-Dec-05
		(Dollars in thousands)
Gain on sale of Loans
Originated SBA loans held for sale - gross	142	182	2,122	682	887
Single family loans held for sale - gross	-	-	9	169	966
Purchased SBA loans held for sale - net	-	-	(7)	(211)	(342)
Total gain on sale of loans	142	182	2,124	640	1,511

Gain on sale of available for sale securities
Mortgage backed securities - gross gains	-	-	98	291	34
Mortgage backed securities - gross losses	-	-	-	(17)	(156)
Total gain on sale of available for sale securities	-	-	98	274	(122)
Other
Net gains on trading securities	-	-	-	132	613
Mark on trading securities moved to held to maturity	-	-	-	(361)	-
Total other	-	-	-	(229)	613
Total gains on sale of loans and securities	142	182	2,222	685	2,002

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Statements of Cash Flows, Page F-7

4.
Please tell us and revise future filings to clarify what the line item originated mortgage servicing rights represents.  The capitalization of mortgage servicing rights generally results when such rights are separated from the associated loans when the loans are sold and are, therefore, non-cash transactions.

Response:
Originated mortgage servicing rights in 2007, 2006 and the interim periods of 2008 represents the servicing asset created under SFAS 140/156 upon the sale of the guaranteed portion of originated SBA loans.  As discussed above, we originated SBA loans on a regular basis, certain of which are classified as held for sale.  We sell the guaranteed portions of SBA 7a loans in the secondary market.  At the time of the sale we apply SFAS 140/SFAS 156 and recognize a servicing asset and the unguaranteed portion retained.  In 2005 the majority of the balance was the result of both the sale of originated SBA loans and the sale of loans from our mortgage company.

Prospectively in Note 7. Mortgage Servicing Rights we will add a disclosure as follows:

During the years ended December 31, 2007, 2006 and 2005 the Company recognized originated mortgage servicing rights of $61,000, $135,000 and $788,000, respectively.  The amounts of originated mortgage servicing rights recognized in 2007 and 2006 were the result of the sale of the guaranteed portions of originated SBA 7a loans collateralized by mortgages.  The mortgage servicing rights were determined based upon the relative fair value of the servicing asset in comparison to the guaranteed portion of the loan sold, the unguaranteed portion retained, and the servicing asset.  In 2005 included in originated mortgage servicing rights was $567,000 of servicing rights created in connection with the sale of single family mortgage loans at Matrix Financial, with the balance, of $221,000 related to the sale of guaranteed portions of originated SBA 7a loans.

Note 4. Investment Securities, Page F-19

5.
We note the transfer in 2006 of SBA securities from the trading category to the held to maturity category.  Please tell us and revise future filings to clarify how the transfer complies with paragraph 15 of SFAS 115 which states that given the nature of a trading security, transfers into and out of the trading category should be rare.  Provide us information of the specific nature of the assets transferred in your response, including your cost basis and the fair value on the date of transfer.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Response:
During the third quarter of 2006, management elected to transfer SBA trading securities to held to maturity.  Our decision was based on the following:

•	Management’s intent to hold the assets until maturity or the foreseeable future
•	The interest rate risk profile of the Bank

SBA securities, or SBA pooled securities, are securities created through the fiscal transfer agent of the SBA, Colson Services.  The securities are comprised entirely of the guaranteed portions of SBA 7a loans.  The SBA prescribes the steps required to pool the loans into securities.  Between 2002 and 2006 the Company pooled over $800 million of such securities.  The Company originally classified SBA securities as trading securities in response to the issuance of SFAS 115 and FSP 124.

We reviewed the guidance in our Investment Policy and SFAS 115.  In our accounting memo covering this transfer, we acknowledged that transfers between portfolios and specifically from trading accounts should be rare, but is allowable assuming the rational is sound.

Our intent to hold the securities to maturity changed from the previous trading classification due to a number of factors including:

•	Management elected to exit the SBA trading activity,
•	By September 30, 2006, the Company had owned the SBA securities for approximately one year,
•
We concluded based on the relatively small community bank asset base at the time, the risk profile of the SBA purchased securities and that mortgage backed securities we were acquiring at the time were also predominately classified as held to maturity and given our change in intent to hold the securities together with our ability to do so that the SBA purchased securities were more appropriately classified as held to maturity.

As of September 30, 2006, we transferred securities with an unpaid principal balance of $90,436,000 and a fair value of $90,074,000 to held to maturity.  During the nine months period ended September 30, 2006, the Company had recognized charges to reduce the carrying value SBA securities to fair value by $362,000, and the basis at the date of transfer is being amortized on the effective yield of the securities over their remaining term.  During the relevant periods and through today, we used an independent third party to assist the Company in the determination of fair values.

Note 5. Loans, page F-22

6.
Please revised future filings to separately disclose loans held for investment and loans held for sale.  We note that the amounts disclosed in this footnote do not agree to the loans held for investment amounts disclosed in Note 2.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Response:
Prospectively, since the amounts reported on the face of the balance sheet will be in the format of loans held for sale and loans held for investment as will the related amounts in Note 5, there will be no need to report information in Note 2.  Management will ensure the amounts for loans held for sale and loans held for investment will agree between the amounts shown on the face of the balance sheet and the amounts disclosed in Note 5.  As shown below, management intends to revise the disclosure in Note 5 as follows:

5.  Loans Held for Sale and Investment

Loans Held for Sale

Loans held for sale consist of the following:
	December 31,
	2007	2006
	(Dollars in thousands)
Community bank loans:
Commercial real estate	$45,465	$–
Multifamily	39,559	52,478
SBA originated, guaranteed portions	5,602	7,171
Purchase premiums, net	285	392
Wholesale loans:
Residential	278,534	381,502
SBA purchased, guaranteed	–	1,365
School financing and other loans	927	869
Fair value adjustment	(583)	–
Purchase premiums, net	1,720	2,874
	371,509	446,651
Less allowance for credit losses	2,438	2,531
Loans held for sale, net	$369,071	$444,120

Activity in the allowance for credit losses on loans held for sale is summarized as follows:

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)
Balance at beginning of year	$2,531	$5,189	$5,198
Provision for credit losses	139	322	774
Charge-offs	(238)	(1,441)	(803)
Transfer - school financing allowance sold	–	(1,791)	–
Recoveries	6	252	20
Balance at end of year	$2,438	$2,531	$5,189

Transfer - school financing allowance sold for the year ended December 31, 2006 includes the allowance included in the sale of assets of ABS School Services, LLC, discussed further in Note 24 below.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Community bank loans on nonaccrual were $1,709,000 and $1,961,000 at December 31, 2007 and 2006, respectively.  Guaranteed portions of SBA loans included in those totals were $557,000 and $1,017,000 at December 31, 2007 and 2006.

Loans Held for Investment

Loans held for investment consist of the following:
	December 31,
	2007	2006
	(Dollars in thousands)
Community bank loans:
Commercial real estate	$243,111	$219,392
Construction and development	273,557	93,399
Commercial	87,199	24,028
Multifamily	8,822	1,986
Consumer	3,822	2,845
Premium, net	225	–
Unearned fees, net	(2,527)	(1,149)
Wholesale loans:
Residential	163,419	223,189
SBA purchased, guaranteed portions	106,721	142,252
Premium on SBA purchased, guaranteed portions	9,364	12,697
(Discount) premium, net	(3)	(807)
	893,710	717,832
Less allowance for credit losses	8,000	6,231
Loans held for investment, net	$885,710	$711,601

Activity in the allowance for credit losses on loans held for investment is summarized as follows:

	Years Ended December 31,
	2007	2006	2005
	(Dollars in thousands)

Balance at beginning of year	$6,231	$4,808	$5,974
Provision for credit losses	2,312	2,019	891
Charge-offs	(783)	(755)	(2,249)
Recoveries	240	159	192
Balance at end of year	$8,000	$6,231	$4,808

The following lists information related to nonperforming loans held for investment and held for sale:

	December 31,
	2006	2005
	(Dollars in thousands)
Loans on nonaccrual status in the held for investment portfolio	$4,251	$3,675
Loans on nonaccrual status in the held for sale portfolio	6,224	4,723
Total nonperforming loans	$10,475	$8,398

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

The Company continues to accrue interest on government-sponsored loans such as Federal Housing Administration (“FHA”) insured and Department of Veterans’ Affairs (“VA”) guaranteed loans which are past due 90 or more days, as the majority of the interest on these loans is insured or guaranteed by the federal government.  The aggregate unpaid principal balance of government-sponsored accruing loans that were past due 90 or more days was $5,356,000 and $9,083,000 as of December 31, 2007 and 2006, respectively.

Interest income that would have been recorded for all nonaccrual loans was approximately $483,000, $700,000 and $875,000 for the years ended December 31, 2007, 2006 and 2005 respectively.

Included in nonaccrual loans were impaired loans, as defined under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” totaling $0 and $265,000 at December 31, 2007 and 2006 respectively, all of which have a specific valuation allocated to the loan.  The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.  The related allowance allocated to impaired loans for 2007 and 2006 was $0 and $166,000, respectively.  There was no interest recognized in 2007 or 2006 on loans while they were considered impaired.

Concentrations of Credit. The Bank’s residential loans are located throughout the 50 states with concentrations above 5.0% at December 31, 2007 in California, Illinois, Georgia, and Florida of approximately 36.7%, 8.0%, 7.3%, and 5.3%, respectively, based on aggregate outstanding unpaid principal balances of the loans.  Loans in which real estate is the primary source of collateral total $1.156 billion, or 91%, of the total loan portfolio.  Most of the Company’s ongoing lending activity occurs within the State of Colorado, including principally the Colorado Front Range and selected mountain communities.  At December 31, 2007, loans originated with Colorado collateral totaled approximately $516 million, or 41%, of the total loan portfolio.  At December 31, 2007 and 2006, there were no concentrations of loans related to any single industry in excess of 10% of total loans.

Form 10-Q for the period ended June 30, 2008
Financial Statements
Note 15. Fair Value of Financial Assets, page 25

7.
We note your classification of available for sale securities as Level 2 under the hierarchy established by SFAS 157 and that these securities primarily consist of mortgage backed securities including option payment adjustable rate mortgages and Alt-A collateral.  Please provide us the following information and revise future filings as appropriate to provide a more robust discussion about the valuation of these securities:

Response:
Our securities portfolio at June 30, 2008 was comprised of $47.4 million, or 8.2%, of option arm underlying collateralized mortgage-backed securities (“Option Arms”), $71.9 million, or 12.4%, Alt-A collateral with the remaining 80% comprised of prime mortgage-backed securities, agency securities and $4 million of CRA bonds from the Colorado Housing and Finance Authority.  We concluded that Level 2 was appropriate given the market participants inputs into the valuations that were performed and as the majority of the securities are priced through a service used by FHLBank Topeka where substantially all the Company’s securities are held in safekeeping.  After comparing the prices received from FHLBank Topeka to the pricing we receive on our repurchase agreements, and to other pricing we see in the market place, we concluded the pricing from FHLBank Topeka is reasonable in the current environment.  This population would specifically include the Alt-A collateralized mortgage-backed securities.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

We determined the fair value of the Option Arms through a cash flow model obtained from an independent vendor.  We concluded that this valuation was Level 2 as we determined the assumptions and methodology used by this vendor was consistent with the assumptions and methodology other market participants would use under the circumstances.

Bullet 1
•	Considering the illiquid market for these securities, please tell us and revise future filings to disclose why you believe classification under Level 2 is appropriate.

Response:
We have revised our conclusion.  Prospectively we will report any security for which we rely upon a third party vendor to prepare and provide us with a cash flow model in order to determine fair value that we will consider such security to be a Level 3 asset and reflect as such in future filings along with the disclosures of transfer to Level 3.

We believe continued classification of agency securities as Level 1 assets is appropriate given the transparency in pricing available and although spreads are wider than spreads have been historically, there is sufficient market activity and pricing available to consider these Level 1 assets.

We believe Level 2 is appropriate for the Alt-A securities, private label mortgage backed securities and CRA bonds in the portfolio as the securities pricing is from an independent third party.  This independent pricing is actively utilized by the Company and its lenders in the determination of collateral values for our various secured borrowings.

Below is a revised pro forma disclosure of Note 15 as of June 30, 2008 with respect to available for sale securities, which gives effect to the disclosure of certain securities as Level 3 assets, as follows:

Description	Quoted Prices in Active Markets for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total Fair Value
Assets Measured at Fair Value on a Recurring Basis
Available for sale securities	$17,918	$35,367	$20,835	$74,120

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Available for sale securities.  Securities available for sale are comprised of agency securities, non-agency (private label) collateralized mortgage obligations, and non-agency securities collateralized by payment option adjustable rate mortgages.  The Company reports its agency securities at fair value using Level 1 inputs.  Level 1 is appropriate for agency securities due to the pricing transparency for such securities in the marketplace.  The Company reports its non-agency collateralized mortgage obligations at fair value using Level 2 inputs.  Level 2 is appropriate for these securities because the Company obtains fair value measurements from an independent pricing service that is utilized by the FHLBank Topeka to determine the collateral value of such securities in the borrowings obtained by the Bank.  The pricing service utilized by FHLBank Topeka considers observable data that may include dealer quotes, market spreads, cash flows, U.S. government and agency yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information, and the security’s terms and conditions, among other factors.  The Company reports its non-agency securities collateralized by payment option adjustable rate mortgages using Level 3 inputs.  Level 3 is appropriate for these securities because the Company relies upon an independent third party to provide the Company with an independent valuation of these securities using a cash flow forecast model that incorporates elements of market participants.  The fair value measurements considered, in addition to the data described above for non-agency collateral mortgage securities, other factors such as constant default rate and loss severity levels.  The valuation prepared by the third party are significantly impacted by the discount rate utilized.  This discount rate comes from a proprietary matrix of the third party and is based upon the credit rating agency assigned rating, the overall delinquency levels of the underlying mortgages together with spreads for other instruments.  The fair value estimate are also reliant upon a proprietary calculation of anticipated future delinquency levels and loss severity levels, as well as historical and estimated prepayment rates.  We obtain the reports, review the report and discuss the conclusions with the third party.  We compare the results from this third party to information available from other sources including various research reports, and market data obtained publicly and through subscription.

Bullet 2
•
You disclose that you used pricing received from other market participants to value these securities.  Please tell us what market participants you looked to and how current the pricing information was that you relied on.  Please provide specific information in your response.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Response:
As stated above, we utilize pricing received from other market participants to value the Company’s securities.  These services include the FHLBank Topeka, JPMorgan Chase and Citicorp.  The majority of our securities are held in safekeeping at FHLBank Topeka and we receive pricing daily on securities which impacts our collateral values for borrowings at FHLBank Topeka.  We have repurchase agreements with JPMorgan Chase and Citicorp.  These securities are also held in safekeeping at FHLBank Topeka for benefit of the counterparty.  We receive pricing from FHLBank Topeka and JPMorgan Chase and Citicorp for these securities.  This pricing is comparable.  We receive pricing daily for securities held in safekeeping at FHLBank-Topeka and at least monthly on the last business day of the month for the securities pledged to JPMorgan Chase and Citicorp.

Bullet 3
•
You disclose that you used an independent third party to provide you pricing information of these securities.  Please tell us and revise future filings to expand your disclosure to discuss in more detail the internal validation procedures you perform on prices received from pricing services.  For example, please discuss systems controls you have in place, your procedures to control outlying prices and other exceptions and the procedures you perform to analyze relative values based on specific characteristics of securities.  Furthermore, please expand disclosures regarding the valuation methodologies and assumptions utilized by both pricing services and dealers along with any testing of significant assumptions that you may perform.

Response:
For Option Arms, and other securities in which we have two ratings below investment grade or one rating below BB we verify the pricing received from FHLBank Topeka on such securities with independently prepared cash flow projection models.  As discussed above in our revised disclosure, we discuss with the vendor that prepares the valuations the significant forecast assumptions used including, discount rate, prepayment rate, loss severity, constant default rate, and others.  We obtain the valuations prepared by the vendor and discuss their conclusions with them in detail in order to take ownership of the valuations.  We also review the details of the security including cumulative losses, current delinquency levels, geographic concentration, original FICO, original LTV, nature of documentation (full, limited), and jumbo vs. conventional.  We then review the overall reasonableness of the value determined by our vendor.  Although rating agency ratings are just one of the inputs into our process, we do include the rating and accompanying analysis in our internal process.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

This process is managed by senior members of our asset liability committee and the senior members responsible for the Company’s financial reporting, including the chief financial officer of the Company, the chief financial officer of United Western Bank, the chief accounting officer of the Company and the senior representative in the Company’s treasury area.

See the revised disclosure above in response to Bullet 2.

Bullet 4
•	Please tell us and disclose how you determined that pricing services have properly considered the lack of liquidity in their valuations.

•	Response:
We determined that the pricing services properly considered the lack of liquidity in their valuations based on relative pricing over the approximate 120 different securities we own, by comparing the securities and pricing determined by FHLBank Topeka compared to the JPMorgan Chase and Citicorp pricing.  Also, we believe the pricing is reflective of lack of liquidity and other technical factors based on our review of the detailed fundamental factors of the instruments.

See the revised disclosure above in response to Bullet 2.

Bullet 5
•	Please tell us and disclose how you determined that pricing services have properly considered the lack of liquidity in their valuations.

Response:
See Bullet 4 above.

Bullet 6
•	Please tell us the specific nature and value of the securities you valued using pricing received from other market participants and the securities valued using an independent third party.

Mr. Kevin Vaughn
Securities and Exchange Commission
September 25, 2008

Response:
The $47.4 million of unpaid principal balance of Option Arms were valued using our third party vendor.  Securities held by JPMorgan Chase and Citicorp were non-agency AAA rated securities.  The remaining securities, agency securities, non-agency mortgage backed securities, including Alt-A and CRA collateralized securities were valued by FHLBank Topeka.

*****

In connection with our response to your letter of September 11, 2008, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions, please contact me at 720-956-6598 or email at bsnider@uwbank.com.

Sincerely,

UNITED WESTERN BANCORP, INC.

/s/ William D. Snider

William D. Snider
Chief Financial Officer